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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: March 5, 2003               By:   /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                                                                         [LOGO]


          AT&T CANADA COMPLETES INSTALLATION OF 7-ELEVEN, INC. NETWORK

TORONTO - MARCH 3, 2003 - AT&T Canada Inc., Canada's largest competitor to the incumbent telecom companies, today announced that it has completed installation of a high-speed data communication network for 7-Eleven Inc. of Dallas, Texas, fulfilling a contract valued at CDN $7 million.

The three-year data and equipment service includes a Frame Relay network connecting 7-Eleven's 500 Canadian stores and their Dallas headquarters. AT&T Canada's solution ensures network reliability for 7-Eleven by providing complete geographic network redundancy for all of its retail locations across Canada. In addition to providing 7-Eleven with highly reliable data flow, the major convenience store operator will be able to launch new applications in their retail outlets including an advanced retail information system.

"AT&T Canada's network solution will allow us to effectively manage our business, including the rapid and reliable transfer of essential sales, inventory and operational data," said Robert Gray, Director of Technology Management, 7-Eleven, Inc. "We've been very impressed with both AT&T Canada's customer service and the functionality of their network, which has already proven itself to be highly dependable."

7-Eleven officials were pleased with the on-schedule installation of the network across the company's retail network by AT&T Canada - the largest frame relay network introduced in Western Canada.

"We are delighted that 7-Eleven has chosen us to deliver a sophisticated communication network for their growing Canadian operations," said John MacDonald, President and COO, AT&T Canada. "Through our advanced business solutions and our highly-reliable and robust national network we were able to will help 7-Eleven achieve their business priorities."

 For more information about AT&T Canada's products and services, visit our website at www.attcanada.com or call 1 877 288-7253.
           -----------------

ABOUT AT&T CANADA: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses


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communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.

ABOUT 7-ELEVEN, INC.: 7-Eleven, Inc. is the premier name and largest chain in the convenience retailing industry. Headquartered in Dallas, Texas, 7-Eleven, Inc. operates or franchises more than 5,800 7-Eleven stores in the United States and Canada and licenses approximately 18,700 7-Eleven stores in 17 other countries and U. S. territories throughout the world.

NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                    -30-

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:


MEDIA:                                      INVESTORS AND ANALYSTS:
May Chiarot                                 Brock Robertson
(416) 345-2342                              (416) 345-3125
may.chiarot@attcanada.com                   brock.robertson@attcanada.com

                                            Dan Coombes
                                            (416) 345-2326
                                            dan.coombes@attcanada.com